LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032
July 14, 2005

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                       RE:  DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                      This letter is in response to your letter of March 18, 2005 addressed to Mr. Gregory Witchel, Chief Executive Officer of DiaSys Corporation (the "Company"). This firm represents DiaSys Corporation.

                      We have reviewed the matters addressed in your letter with Company management and representatives of the Company's independent registered public accountant and our responses are based upon such discussions.

                      Please note that the individual responses are numbered to correspond with the comments raised in your letter.

                      On June 30, 2005 the Company filed with the Securities and Exchange Commission, Amendment No. 1 to its Annual Report on form 10-KSB for its fiscal year ended June 30, 2004 (the "amended Form 10-KSB") and its Quarterly Report of Form 10-QSB for the period ended March 31, 2005.

Item 1. Description of Business - Page 1.

1. Please ensure that you discuss all material developments in your business during the period addressed, including changes in control.

The Company will make every effort to ensure that matters of material development are properly addressed in future filings.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

2. Please provide us independent, objective evidence supporting the cost claims in the first paragraph.

The Company has no independent, objective evidence supporting the cost claims referred to; however, management believes that by automating the laboratory analysis processes, its customers will save labor expense in handling the separate steps of the analytical processes involved.

3. Please file the agreements evidencing your strategic relationships and material distribution agreements. Also, disclose the material terms of the agreements, including duration and termination provisions and the material obligations of the parties.

Copies of agreements evidencing continuing material strategic relationships were filed with the amended Form 10-KSB. The term of the agreement has been added to the disclosure but management believes that disclosing additional information with filings provide competitive information.

4. Please revise your Form 10-KSB to use the correct Item headings and update the disclosure to the extent required by Regulation S-B. We note reports of developments regarding your products, patents and distribution agreements that do not appear to be reflected in your document. To the extent that you believe that your announcements of developments during the year do not require disclosure in your 10-KSB, supplementally explain your conclusions.

The Company has reviewed the headings and made adjustments as appropriate in the amended Form 10-KSB. The Company has reviewed the completeness of its disclosures regarding updates to products, patents and distribution agreements and made adjustments as appropriate in Item 1 of the amended Form 10-KSB.

Adjustments to item headings.

1.	amended Form 10-KSB changes the heading of Item 2 from "Properties" to "Description of Property."

2.	amended Form 10-KSB changes the heading of Item 5 from "MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" to "MARKET FOR COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES."

3.	amended Form 10-KSB changes the heading of Item 6 from "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" to "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS."

4.	amended Form 10-KSB adds Item 8A "Controls and Procedures."

Mr. Russell Mancuso, Branch Chief
July 14, 2005

5.	amended Form 10-KSB changes the heading of Item 13 from "EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8K" to "EXHIBITS, LISTS AND REPORTS ON FORM 8-K."

6.	amended Form 10-KSB changes the heading of Item 14 from "CONTROLS AND PROCEDURES" to "PRINCIPAL ACCOUNTANT FEES AND SERVICES."

5. Please discuss the production problems in 2004 related to the paracep tube.

The production problems related to the maintenance of the equipment and protocol used by the plastic injection mould manufacturer. A maintenance routine of quality control checks resulted in a higher than acceptable failure rate. After investigation the manufacturer made adjustments to the moulds to cure all issues. Additional information provided in the Net Sales section of amended Form 10-KSB.

Workstation Systems - Page 3

6. With a view toward clarified disclosure, please tell us the dates of the evaluations and publications mentioned in the third paragraph.

The following articles have been considered:

                      "Comparing Slide Systems for Microscopic Urinalysis" G. Barry Schumann, MD and Sheryl K. Friedman, MT (ASCP) Laboratory Medicine April 1990.

                      "Evaluation of Parasep ® Faecal Parasite Concentrator" M. Kettelhut, A. Moody, H. Edwards and P.L. Chiodini Hospital for Tropical Diseases Tooley, Street, London, England July 2003.

                      "Searching for a Better Way to Perform Urinalysis" Frank Bailey, MT (ASCP) Clinical Lab Products April 1999.

                      "Wet Urinalysis" G. Barry Schumann and Sheryl K. Friedman 2003, American Society for Clinical Pathology.

Competition - Page 7

7. Please ensure that you have fully described your competitive advantages and disadvantages. From your existing disclosure, it is unclear why your products have not yet achieved wider penetration.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Additional disclosure has been made regarding the disadvantages of the Company's products under the heading "Disposable Diagnostic Products and Test Kits in amended Form 10-KSB on page 8.

Patents

8. Please discuss in greater detail your material patents, such as the duration of specific patents that are material to your business.

Additional disclosure has been made regarding the expiration of the Company's patents under the heading "Patents and Trademarks" on page 9 in amended Form 10-KSB.

Government Regulation - Page 9

9. With a view toward disclosure, please tell us why your R/S and F/E products are exempt from FDA pre-market notification.

The primary function of the Company's R/S and F/E products are to move bodily fluid for direct microscopic viewing by laboratory technicians without diagnostic prompting. The products are thus exempt from FDA pre-market notification because they merely assist laboratory technicians in preparing the materials for microscopic analysis and no direct medical function is performed.

Equity Compensation Plan Information - Page 14

10. Provide the disclosure required by Regulation S-B Item 201(d)(3).

The Company believes that it has furnished the required information on page 14 in the amended Form 10-KSB.

Issuance of Unregistered Securities - Page 14

11. Please provide all required details in this section.

  Provide more specific disclosure than shares issued to "four persons" or as "compensation for services."

  Explain who the people were and the nature of services.

  More specifically indicate the date of the issuances.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Indicate the amount involved in each transaction separately. Disclose the terms of exercise of the warrants.
Additional disclosure has been provided on this item in Part II, Item 5 of the amended Form 10-KSB. The transactions in discussion were disclosed in greater detail in the Company's proxy statement filed with the commission on July 20, 2004.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations.

12. Please tell us the rule that permits you to incorporate by reference as you appear to do in the last sentence of the second paragraph.

The statement in question was not intended to incorporate other material by reference. It has been removed from Item 6 of the amended Form 10-KSB.

13. Please expand to provide critical accounting policy disclosure. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Additional material regarding critical accounting policy disclosures has been added to the amended Form 10-KSB.

Liquidity and Capital Resources - Page 15

14. We see that your operations consume significant cash. We also see negative operating cash flows are continuing in 2005. Please expand to present an analysis of cash flows from operating activities. That analysis should fully reflect the guidance set forth in FR-72 (Exchange Act release 34-48960). As noted in the Release, we believe that this discussion should focus on the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of the analysis and that it is not sufficient to merely recite the line items from the cash flow statement.

Additional material has been added. The Company added additional disclosure in the Financial Condition section on page 15 in the amended Form 10-KSB.

15. Additionally, please discuss any material commitments for capital and R&D expenditures and the expected sources of funding for such expenditures. Apply in future filings.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

The Company does not have material commitments for capital and warranty expenditures; however, it continues to lose money from operations and requires funding for such losses.

16. Provide sufficient disclosure for investors to appreciate your cost of capital and the trends during the period addressed. For example, discuss the terms of the securities issued or issuable, including any discounts to the market price of your securities.

Additional material has been added under the heading "Financial Condition" on page 17 in the amended Form 10-KSB.

Results of Operations - Page 16

17. Under Net Sales, please expand to describe why the factors listed resulted in a decrease in sales over the prior year. For example, describe the nature of the transition in the Company's sales force and why that transition produced decreased sales. Additionally, disclose why your largest client reduced orders during the year. In general, MD&A both should identify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

Additional disclosure has been provided in the Net Sales section of the amended Form 10-KSB.

18. We see that interest expense increased from approximately $6,000 to more than $450,000 from fiscal 2003 to fiscal 2004. Please add distinct MD&A discussion about this item. Describe the nature of and accounting for any unusual factors or items included in the fiscal 2004 amount.

Additional information has been added under the heading "Interest Expense" in the amended Form 10-KSB.

Item 9. Directors and Executive Officers of the Registrant

19. Please clarify the business experience for the last five years for Messrs. Silverman, Grossman and Bloom.

Additional disclosure has been provided in this area in Item 9 of the amended Form 10-KSB.

20. Please provide the disclosure required by Item 401 of Regulation S-B for your executive officers, such as your chief financial officer.

Additional disclosure has been provided in this area in Item 9 of the amended Form 10-KSB.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

21. Please provide the disclosure required by Item 401(e) of Regulation S-B.

Additional disclosure has been provided in this area in Item 9 of the amended Form 10-KSB.

22. Please provide the disclosure required by Items 402 of Regulation S-B, including information for the fiscal year ended June 30, 2004. Likewise, update the information throughout the disclosure incorporated from your proxy statement so that is current at least as of the date you filed the Form 10-KSB.

These matters will be addressed in connection with the next proxy statement or, if required, in the Company's next Annual Report on Form 10-KSB.

23. Please provide the disclosure required by Item 406 of Regulation S-B.

The Board of Directors has adopted a code of ethics, a copy of which has been filed with the amended Form 10-KSB.

Item 12. Certain Relationships and Related-Party Transactions

24. Please disclose any discounts to the market price indicated in the issuance or conversion rates of securities issued to related parties.

All securities issued to related parties, including conversion prices and exercise prices, were valued at current market prices at the time the respective agreements or commitments were made.

25. Please reconcile the disclosure in this section with the applicable disclosure in your proxy materials. Also, tell us where you have filed the documents evidencing the transactions mentioned in your related-party disclosure. Identify the exhibits with specificity.

The Proxy Statement provided required disclosure of transactions occurring prior to its filing; Item 12 of the 10-KSB incorporated by reference the disclosures contained in the Proxy Statement and provided the required disclosure of transactions occurring during the reporting period covered by the 10-KSB which were not included in the Proxy Statement. The material documents evidencing the transactions described in the 10-KSB were filed with the 10-KSB as the following specific exhibits:

Exhibit # Document Description

Mr. Russell Mancuso, Branch Chief
July 14, 2005

10.6	Loan and Security Agreement dated as of August 12, 2004 between the Registrant and Morris Silverman
10.7	Indemnification and Mutual Contribution Agreement dated as of August 12, 2004 among Morris Silverman, Gregory Witchel, Robert M. Wigoda, Howard M. Bloom, Jeffrey B. Aaronson and the Registrant
10.8	Convertible Promissory Note dated as of August 12, 2004 payable to Morris Silverman in the amount of $475,000
10.9	Convertible Promissory Note dated as of September 9, 2004 payable to Morris Silverman in the amount of $120,316.47
10.10	Personal Guaranty Agreement of Gregory Witchel dated as of August 13, 2004
10.11	Personal Guaranty Agreement of Robert M. Wigoda dated as of August 13, 2004
10.12	Personal Guaranty Agreement of Howard Bloom dated as of August 13, 2004
10.13	Personal Guaranty Agreement of Jeffrey B. Aaronson dated as of August 13, 2004

                      We believe that all required disclosure has been appropriately made in the Company's Proxy Statement and in the Company's 10-KSB, to the extent required.

Section 16(a) Beneficial Ownership Reporting Compliance

26. Please tell us whether the Forms 4 that you disclose as having not been filed were ever filed.

The Company has noted that several reports on Forms 4 for periods prior to the involvement of present management and counsel were not filed. Management believes that from and after January 1, 2004, all information currently on file with the commission has correctly reflected the stock ownership of the officers, directors and ten percent shareholders.

27. Please tell us whether you have the right to recover any profit under Section 16. In this regard, we note the series of transactions mentioned in clause (viii) of your disclosure.

The Company recovered $12,886 in profits from certain transactions effected by its former chief executive officer, Mr. Marshall Witzel, under Section 16 of The Exchange Act. Except for these transactions, no other member of management or ten percent shareholders has affected any sales of securities.

Controls and Procedures

Mr. Russell Mancuso, Branch Chief
July 14, 2005

28. We see that your principal executive officer and principal financial officer evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

The Company has added management's conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the appropriate periods in Item 8A in the amended Form 10-KSB.

29. Additionally, we note that your chief executive officer and chief financial officer concluded that the Company's "disclosure controls and procedures are effective for gathering analyzing and disclosing the information the Company is required to disclose in its reports filed under the Securities Exchange Act of 1934". Amend to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

The Company has revised disclosure of management's conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the appropriate periods in Item 8A in the amended Form 10-KSB.

30. Please revise the disclosure concerning changes in internal control over financial reporting to also indicate whether there was any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as amended effective August 13, 2003.

The Company has included such disclosure in Item 8A in the amended Form 10-KSB.

Principal Accountant Fees and Services

31. Please provide the information required by Item 9(c) of Schedule 14A.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

The information required by Item 9(c) of Schedule 14(a) is set forth in the Company's proxy statement filed with the commission on July 20, 2004 on page 13 under the caption "Proposal Four. Ratify Appointment of Deloitte & Touche, LLP".

Consolidated Financial Statements

Consolidated Statement of Cash Flows - Page 26

32. Tell us why you have included cash flows from financing receivables as an investing activity. As set forth in paragraph 22 to FAS 95, if these cash flows are derived from the sale of goods and services, it then it appears that they should be classified as operating. Revise or advise.

The Company acknowledges that cash flows from financing receivables were incorrectly identified as cash flows from investing activity. The amended Form 10-KSB properly reflects the amounts as cash from operating activities in the Consolidated Financial Statements and Note 2 to the Consolidated Financial Statements. The Company has taken steps to assure that this error will not occur with respect to future filings.

33. We see that the item "effect of foreign currency translation on cash" is the same amount as the "foreign currency translation adjustment" for each period. That fact suggests that the impact of exchange rates on cash has not been properly determined. Under FAS 95, those items are not similarly determined and should not normally be the same amounts. Tell us how your cash flow statement and the calculation of the impact of exchange rates on cash considers the guidance from Example 2 to Appendix C to FAS 95. Advise and revise as necessary.

The Company acknowledges that amounts disclosed as the effects of foreign currency translation on cash were incorrectly calculated. The effect of foreign currency transactions on cash has been addressed in the amended Form 10-KSB in the Consolidated Financial Statements and Note 2 to the Consolidated Financial Statements.

No. 2 Summary of Significant Accounting Policies - Page 27

Management's Plan

34. The basis for the last sentence of this disclosure is not clear since your balance sheet includes a $200,000 item titled "loans payable from shareholders."

Mr. Russell Mancuso, Branch Chief
July 14, 2005

The Company acknowledges that its statement that the Company has no other outstanding debt other than customary trade payables was inadvertently confusing. The Company does not believe that this statement was material or misleading because (i) the existence of the debt was, in fact, disclosed on the balance sheet, and (ii) the debt was owed to "insiders", who might reasonably expected to make accommodation for future bank financing or other capital needs. The statement has been removed from Note 1 to the Consolidated Financial Statements in the amended Form 10-KSB.

35. Please expand to more fully describe the terms and conditions of the arrangement with ICON Investors. Also describe any applicable restrictions or conditions on your rights under the arrangement. For instance, are there limitations or conditions that restrict the amount of stock you may sell during any particular period?

The specifics of the Icon financing transaction have been fully described in connection with the registration statement filed with respect to such arrangement. The Icon financing arrangement was subsequently terminated in January 2005.

Revenue Recognition

36. Supplementally provide details of your specific revenue recognition policies for all significant products and services. The response should also address, where significant, customer acceptance protocols, post shipment obligations, incentives and discounts, rebates, or similar privileges and how these matters impact revenue recognition. Show us that your policies are SAB 104 compliant.

Additional material has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB. Supplementally, workstations and all consumables are built for stock. There are no build to "spec" sales which would require customer acceptance. All product is shipped F.O.B. DiaSys with ownership transferring to the purchaser upon shipment.

37. Please note that the revenue policy disclosure should be specific to your significant products and services. Either expand or show us supplementally that your policy disclosure addresses all of your significant revenue generating activities.

Additional material has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB. Please refer to the supplemental information provided in the Company's response to the reviewer's comment number 36.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

38. You disclose that revenue is recognized for merchandise when shipped and you have "no further obligation to provide services related to such merchandise." Does this mean that your arrangements never entail post-shipment obligations? If so, please revise to clarify. If not, please make clarifying disclosure about the nature and extent of post-shipment obligations and the impact on your revenue practices. Customer acceptance protocols, if any, should also be addressed in expanded disclosure.

The Company has no post-shipment obligations, other than its limited warranty obligations under the terms of sale. The Company's warranty claims experience has been minimal and the Company does not maintain any reserve for such expense.

39. Supplementally describe the significant terms of your agreements with distributors, including payment, price protection, return, exchanges, and other significant matters. Please explain and support the timing of revenue recognition for distributor transactions. Show us that your accounting is appropriate under SAB 104 and FAS 48.

Distributor revenue recognition is the same as end user. Pricing for product is invoiced at negotiated distributor cost. Pricing is periodically reviewed for cost and market impact and may be amended with 90 day notice in most cases. As partial consideration for pricing, several distributors assume responsibility for in-country service.

40. We see from page 7 that you sell products under a Federal supply contract on a "cost per test" basis. Supplementally tell us how you account for revenue under these arrangements. Show us that your accounting is appropriate.

No workstations were sold under this marketing program for the fiscal year ended June 30, 2003 nor during or subsequent to the fiscal year ended June 30, 2004. The marketing program entailed selling workstations and financing the full purchase price for a period of between 3 and 5 years depending on the estimated usage. The sales price was not dependent on usage. The remaining outstanding financed receivable is approximately $20,000 as of March 31, 2005.

Financing Transactions

41. Supplementally describe the nature of the transactions where you apply sales-lease accounting. Show us that your use of that method is appropriate in the circumstances.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

The heading was inaccurate and has been changed in Note 4 to the Consolidated Financial Statements in the amended Form 10-KSB. The Company does not enter into sales-lease transactions.

Patent Costs

42. Expand future filings to disclose the nature of the expenditures capitalized as "patent costs." Please also make specific disclosure about actual useful lives employed and expected future amortization. The expanded disclosure should conform to the requirements of FAS 142. Also respond supplementally. Show us that the nature of the costs capitalized and related useful lives are appropriate.

Additional disclosure has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB.

43. We see that patents comprise more than half of your assets. In light of your losses and the accumulated deficit, please make detailed and specific disclosure about how you assess the patent asset for recoverability. Disclose how impairment would be identified, measured and presented in the financial statements.

Additional disclosure has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB.

44. As a related matter, tell us why you should not make critical accounting policy disclosure about patent recoverability. Refer to FR-60 and FR-72.

Additional disclosure has been added in the amended Form 10-KSB.

Inventory

45. Tell us the amounts of inventory impairment charges in fiscal 2003, fiscal 2004 and to date in fiscal 2005. Supplementally describe your policies and practices for identifying and recording inventory impairment. As set forth in SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost that may not be reversed until the related inventory is sold or disposed. The supplemental narrative should show us that your methods are faithful to the accounting requirements of the SAB.

Additional disclosure has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB. The Company reviews products and compares to historic levels and future projections to determine obsolescence.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Stock Options

46. Please expand to clarify that the intrinsic value method is applicable only to employee stock-based compensation. Also add policy disclosure addressing how you both value and account for non-employee stock-based compensation. We see a brief statement about non-employee stock compensation on page 33; however, you should expand to describe how you apply FAS 123 and EITF 96-18 in valuing and accounting for non-employee transactions. In general, if you make literature references in identifying accounting policies, you should also describe how you apply the cited literature.

Additional material has been added in Note 3 to the Consolidated Financial Statements in the amended Form 10-KSB. The Company does not grant options to non-employees and reference to EITF 96-18 has been deleted.

47. Unless there is no employee stock-based compensation in either fiscal 2004 or 2003, please revise the SFAS 148 disclosure to more fully conform to the presentation required by paragraph 2(e) of SFAS 148. As required by that guidance, the table should separately present any employee stock-based compensation cost, net of related tax effects, included in net income.

This section in Note 3 to the Consolidated Financial Statements to the amended Form 10-KSB has been revised to reflect the SEC's comments. The Company did not incur any compensation expense for either non employee option grants or employee options grants in fiscal 2004 or 2003.

Note 10. Stock Option Plans

48. Either revise the tables at the top of page 33 to include all option plans or provide separate roll-forwards for the NQSO plan. Regardless, you should expand to provide a clear tabular reconciliation between the 956,371 and the 1,327,000.

The tables have been revised as suggested in Note 11 to the Consolidated Financial Statements in the amended Form 10-KSB.

49. You disclose that on February 13, 2004, your Board of Directors approved the issuance of 600,000 options at an exercise price of $.66 per share. Please make disclosure about any compensation expense recognized on this option grant. We see that the closing price of DiaSys common stock on February 13, 2004 was $0.85 per share.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

I understand that agreement was reached with the Company's Board of Directors regarding the exercise price of the stock options and all approvals were received on February 11, 2004 (the legally established grant date), at which time the Company's stock was trading at $.66 per share. The exercise price reflects the market price at the time such agreement was reached and thus the option's grant date. Accordingly, no compensation expense was recorded for these transactions. The agreement was entered into the minutes by the Board of Directors at its previously scheduled meeting on February 13, 2004.

50. Please expand to disclose the weighted-average fair value (as of grant date) of options granted during each year. Refer to paragraph 47b to FAS 123.

Disclosure material has been appropriately amended in Note 11 to the Consolidated Financial Statements in the amended Form 10-KSB.

Note 12. Major Customers - Page 34

51. We see your sales outside of the United States. Please comply with the geographic disclosures required by Paragraph 38 of SFAS 131.

Additional disclosure has been provided in Note 13 to the Consolidated Financial Statements in the amended Form 10-KSB.

Note 13. Common Stock - Page 34

52. Please make footnote disclosure about the terms and conditions of shareholder borrowings presented in your balance sheet. We see that debt is regularly converted to common shares. Ensure that conversion terms are addressed in the disclosure.

Additional information provided in Note 14 to the Consolidated Financial Statements in the amended Form 10-KSB.

53. We see under "Certain Relationships and Related Transactions" (Proxy Statement dated July 9, 2004) that you issued warrants with some of the related party borrowings. Please make footnote disclosure about the warrants issued with those borrowings, including how those warrants were valued and presented in the financial statements.

Additional information provided in Note 14 to the Consolidated Financial Statements in the amended Form 10-KSB .

Mr. Russell Mancuso, Branch Chief
July 14, 2005

54. Pursuant to FAS 123, the notes to financial statements should present full disclosure about outstanding warrants. If there warrants in addition to those referred in the preceding comment, please also make footnote disclosure about those warrants.

Additional information provided in Note 14 to the Consolidated Financial Statements in the amended Form 10-KSB.

55. You disclose in the proxy dated July 9, 2004 that the fair values of warrants issued with debt are being amortized over the lives of the warrants. Debt issue costs, including the fair value of equity instruments granted, are normally amortized over the life of the related debt. Support in GAAP that your method is appropriate.

The proxy statement included a minor error; warrants are amortized over the life of the debt as evidenced by a charge during the year for debt that was converted.

56. With respect to the convertible shareholder borrowings please make footnote disclosure about how you measured and accounted for any beneficial conversion feature. Show us supplementally that you have appropriately measured any conversion feature associated with the borrowings, including how warrants were considered in the measurement. Refer to EITF 00-27.

Additional disclosure has been provided in Note 14 to the Consolidated Financial Statements in the amended Form 10-KSB.

Form 10-QSB for the quarter ended September 30, 2004

57. With a view toward disclosure, please tell us whether disclosure on page 11 means that the shareholders approved the prior issuances of shares to directors and officers. Tell us where you disclosed the effect of abstentions and broker non-votes on this proposal.

The disclosure on page 11 of the 10-QSB does mean that the shareholders approved the prior issuances of shares to directors and officers. No specific disclosures was made of the effect of abstentions and broker non-votes; however, in practice, such abstention and broker non-votes made it potentially more difficult for the Company to obtain the requisite majority approval of disinterested, voting shareholders.

Form 10-QSB for the quarter ended December 31, 2004

Mr. Russell Mancuso, Branch Chief
July 14, 2005

58. Please tell us why you have not filed a Form 8-K concerning your acquisition of two California based companies. We note your January 5, 2005 press release.

The January 2005 press release announced only management's intent to possibly acquire two California based companies. The Company had planned to file a Form 8-K if and when the Company's shareholders approved such transactions. The Company filed a Form 8-K on May 10, 2005 stating that "Management now believes that the chances of effecting the originally-proposed transaction are remote." The Company is presently in process of ascertaining whether or not the acquisition of such two California based companies is viable upon any terms. Appropriate disclosure will be made when the Company has made any further decisions regarding the proposed acquisition.

59. We note your various press releases concerning agreements with distributors, such as your January 24, 2005 press release, January 18, 2005 press release and your December 21, 2004 press release. Please tell us why you did not file a Form 8-K when you entered into these agreements.

Failure to file Forms 8-K corresponding to such press releases was an administrative oversight. The Company has included appropriate disclosures in its quarterly report on Form 10-QSB filed June 30, 2005. The Company has filed copies of material distributor agreements as exhibits to its amended Form 10-KSB

60. We note your December 21, 2004 press release concerning agreements with distributors and that you "believe that these ... favorably impact our revenue next year." Please expand your MD&A to discuss the impact.

The impact of the matters discussed in the December 21, 2004 press release has been addressed in the Company's 10-QSB filed June 30, 2005.

61. Please tell us when the $30,000 note mentioned in Note 4 on page 8 was issued to Mr. Witchel. Include the terms of the note and when the issuance was disclosed.

Mr. Witchel advanced $30,000 to the Company on December 23, 2004 and was repaid on January 3, 2005. He received no consideration for the transaction. The loan was of short duration and no actual promissory note was prepared and no filing made on Form 8-K.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Item 1. Financial Statements

62. In an article published in January 2005, we see that you have apparently agreed to acquire two California based companies. Tell us why the Form 10-QSB for the December quarter includes no disclosure about this matter. Why is disclosure not required by Item 310(b)(2) to Regulation S-B? Revise as necessary.

At the time of the filing of the 10-QSB, management had significant doubts as to whether such transaction would be completed and upon what terms. The Company filed a Form 8-K on May 10, 2005 stating that "Management now believes that the chances of effecting the originally-proposed transaction are remote." The Company is presently in process of ascertaining whether or not the acquisition of such two California based companies is viable upon any terms. Appropriate disclosure will be made when the Company has made any further decisions regarding the proposed acquisition.

63. Note that the SFAS 123(revised) was issued in December 2004. Either revise your Form 10-QSB to discuss the impact that the recently issued accounting standard will have on your financial position and results of operations or tell us why you believe this disclosure is not required by SAB 11-M. Based on your FAS 123 pro forma disclosure it appears that adoption of the revised Statement will likely be material to your financial statements.

The Company is iin the process of assessing the impact of the anticipated adoption of SFAS 123R and will reflect such assessment in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources - Page 9

64. We see that your operations consume significant cash, including more than $1.3 million since the beginning of fiscal 2005, and that your business is significantly funded from borrowings and sales of shares. We also see that the ICON Investors arrangement was terminated. You further state that you do not plan to enter into financing arrangements with financial institutions for working capital and you may borrow from management or others "if necessary or conditions warrant." In light of the negative cash flows generated by your operations, it is reasonably apparent that you will require additional funds. Accordingly, it appears that should make more detailed and specific disclosure about how you plan to fund your business. Please expand.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Disclosure with respect to continuing cash needs has been addressed in the Company's quarterly report on Form 10-QSB as of March 31, 2005 filed on June 30, 2005.

65. As a related matter, disclose why you terminated the ICON Investors arrangement.

The Company terminated its arrangement with Icon investors because management believed that such arrangement was detrimental to the trading price of the Company's shares and not in the best interest of its shareholders.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Results of Operations - Page 9

66. Under Net Sales, you attribute the increase in fiscal 2005 in part to resolution of "production problems related to the paracep tube." You have provided no context. Accordingly the nature and significance of this matter is not clear. In general MD&A should avoid analysis that is vague and/or generalized. Please expand to provide a more detailed and understandable explanation for this factor.

This section has been expanded to address the SEC's comments in the Form 10QSB as of March 31, 2005 filed on June 30, 2005.

67. Under gross margins, you indicate that year-to-date margins were negatively impacted by increased pricing from a supplier. Please expand to clarify why the three month period was not similarly impacted. As well, you indicate that the cited factor was only partially responsible for the decrease in gross margins. Please also make disclosure about any other significant contributing factors.

This section will be expanded in future filings.

68. You indicate that the increase in SG&A was in part due to "a charge for the re-valuation to market of the strike price for some options." In a supplemental response tell us about this re-pricing and show us that your accounting is appropriate under FIN 44. It appears that you should also expand to make footnote disclosure. Make disclosure about the nature and event of the re-pricing and the related accounting.

The Board agreed on November 17, 2004 and entered into its minutes on November 18th to reprice certain options previously granted from $0.77 and $0.63 to $0.39, the then prevailing stock price. The intrinsic values of the modified options were measured, with a corresponding charge being recorded for vested options and a deferred charge to be amortized as the remaining options related to those grants vest.

69. Please add clarifying disclosure about how you are "re-vamping" the sales department and why that "re-vamping" is leading to increased expenses.

Clarifying disclosure was added as appropriate in the 10QSB as of March 31, 2005 filed June 30, 2005.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

Item 3. Controls and Procedures

70. We see that your principal executive officer and principal financial officer evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

These matters have been addressed in the Company's quarterly report on Form 10-QSB as of March 31, 2005 filed June 30, 2005.

71. Additionally, we note that the chief executive officer and chief financial officer concluded that "disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic Securities and Exchange Commission filings". Amend to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

These matters have been addressed in the Company's quarterly report on Form 10-QSB as of March 31, 2005 filed on June 30, 2005.

72. Please revise the disclosure concerning changes in internal control over financial reporting to also indicate whether there was any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as amended effective August 13, 2003.

These matters have been addressed in the Company's quarterly report on Form 10-QSB as of March 31, 2005 filed on June 30, 2005.

Mr. Russell Mancuso, Branch Chief
July 14, 2005

                      It would be my hope that we could discuss the contents of this letter at your convenience.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman

RTK/ptl
cc:	Tom Jones
Gregory Witchel
Jeffrey B. Aaronson
Ethan Brysgel